MANAGING TODAY'S CHALLENGES

Positioning for Tomorrow's Growth


Pepco Holdings, Inc

SHIELDS & CO. AND BERENSON & CO.   •   EAST COAST UTILITIES SEMINAR   •   AUGUST 12 - 14, 2009

Safe Harbor Statement

Some of the statements contained in today's presentations are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

PHI's Long-Term Strategic Objectives



- Drive earnings growth

- Grow dividend in line with utility earnings growth

- Reduce overall business risk

- Strengthen investment grade ratings

- Invest in the core T&D business

- Implement Blueprint initiatives

- Achieve supportive regulatory outcomes

- Prudently manage complementary competitive energy businesses

We are confident in our plan and are optimistic about longer term growth

Note: See Safe Harbor Statement at the beginning of today's presentation.

Investing in PHI

Transmission & Distribution



A PHI Company



A PHI Company



A PHI Company

2009 – 2013 Forecast Business Mix*

70 – 75%

Competitive Energy / Other





25 – 30%

PHI Investments

- **Growing regulated infrastructure platform**

- **Well positioned for industry transformation**

- **Complementary competitive energy businesses**

- **Disciplined growth strategy**

  … offers an

- **Attractive total return**

* Percentages based on projected operating income.

  Note: See Safe Harbor Statement at the beginning of today's presentation.

Mid-Atlantic Power Pathway (MAPP)



Philadelphia
Wilmington
Baltimore
Washington, DC
Dover
Burches Hill
Chalk Pt.
Georgetown
Cambridge
Indian River
Possum Pt.
Vienna
Salisbury
North Anna
Calvert Cliffs
MAPP Power Line 500 kV
MAPP HVDC Transmission
Nuclear Generation
Fossil Generation
Substation

- **Revised project total - $1.2 billion**
- **Construction to begin 4Q 2009**
- **Revised in-service date - 2014**

Recent Events

- **December 2008 - PJM Board approved a High Voltage Direct Current system for the segment from Calvert Cliffs to Indian River.**
- **February 2009**
  - **MD PSC authorized Pepco to start construction on the Burches Hill to Chalk Point segment.**
  - **Pepco and Delmarva filed multiple applications seeking authority to construct certain segments in Southern MD.**
  - **Pepco filed a joint environmental permit application for the Southern MD segment.**
- **May 2009**
  - **PJM reaffirmed the need for the project, but delayed the in-service date by one year as a result of the recent load forecast.**
  - **December 2011 - Possum Point to Calvert Cliffs segment in-service date.**
  - **June 2014 - Calvert Cliffs to Indian River segment in-service date.**
  - **Indian River to Salem segment moved from RTEP approved plan to PJM's "continuing study" list.**

MAPP –
Construction Cost and Timing Estimates



(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	Total
2009	$ 46	$ 10	$ -	$ 56
2010	100	36	-	136
2011	141	154	-	295
2012	150	167	-	317
2013	60	173	-	233
TOTAL	$ 497	$ 540	$ -	$ 1,037

- **Current total estimated cost of project (2008 - 2015) is $1.2 billion**

- **Application filed with the Department of Energy (DOE) seeking loans or loan guarantees ($684 million) for the MAPP project**

  - **Application passed the first two levels of DOE review**

  - **Meeting held with DOE's loan origination staff in June**

  - **Currently in due diligence phase; decision expected by year-end 2009**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Blueprint for the Future Progress to Date



Vendor Selection

- Comverge – selected vendor for Direct Load Control in Maryland
- Silver Spring Networks – selected vendor for AMI communication network
- IBM – system integrator for Delaware deployment to enable over the air meter read, outage detection, on demand meter reads and remote disconnect
- GE and Landis + Gyr – selected as meter manufacturers
- Scope Services – selected as meter installation contractor

Delaware Deployment

- 3Q 2009 – complete field acceptance testing of the AMI equipment and systems
- 4Q 2009 – commence deployment of AMI equipment

District of Columbia approval of AMI

- In June, the District of Columbia adopted legislation approving AMI deployment, subject to the Public Service Commission agreeing to the sufficiency of federal grants received for AMI
- The legislation provides for cost recovery, and a return on costs, by the creation of a regulatory asset

Blueprint for the Future – Construction Cost and Timing Estimates



(Dollars in Millions)

	2009	2010	2011	2012	2013	Total
Advanced Metering Infrastructure						
Atlantic City Electric	$ 1	$ -	$ -	$ -	$ 8	$ 9
Delmarva Power	30	39	-	40	-	109
Pepco	1	-	-	72	79	152
AMI System Improvements	15	29	5	-	-	49
Meter Data Management System	2	3	-	-	-	5
Total	**$ 49**	**$ 71**	**$ 5**	**$ 112**	**$ 87**	**$ 324**

- **Current total estimated cost of project (2008 - 2014) is $422 million**

- **Application filed with the DOE seeking $266 million in smart grid related federal funds under The American Recovery And Reinvestment Act of 2009**

- **Decision from DOE expected by year-end 2009**

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Cases - Summary



(Dollars in Millions)

	DPL-MD	Pepco-DC [3]
Filing Date	5/6/09	5/22/09
Rate Base as Filed	$310.4	$1,054.0
Equity Ratio	49.87%	46.18%
ROE	11.25%	11.50%
Revenue Requirement	$14.1	$51.7
Residential Total Bill % Increase	2.6%	6.1%
Expected Timing of Decision [1]	12/09	Q1 2010
Revenue Requirement with adoption of surcharge [2]	$10.3	$48.3

1) Maryland statute requires completion of cases within seven months or rates can be put into effect subject to refund; no statute in the District of Columbia, target to complete cases within nine months of filing.

2) In the filings, a three year rolling average treatment of pension, OPEB, and bad debt expense was requested. The average of these costs would be recovered through a surcharge (updated annually) with the difference between the average and the actual costs incurred deferred for future recovery.

3) Request without adoption of the Bill Stabilization Adjustment (BSA) mechanism. ROE and revenue requirement request if the BSA is adopted are 11.25% and $49.7 million, respectively.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Cases - Timeline



	DPL-MD	Pepco-DC
Staff/OPC Testimony	8/24/09	9/17/09
Rebuttal, Cross Rebuttal Testimony	9/11/09	10/22/09
Evidentiary Hearings	9/21-24/09	11/9-13/09
Initial Briefs	10/23/09	12/9/09
Reply Briefs	11/2/09	12/22/09
Expected Timing of Decision	12/09	Q1 2010

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Summary

(Dollars in Millions)

	Pepco		Delmarva Power			Atlantic City Electric
	MD [1]	DC [5]	DE [1]	MD [5]	DE Gas [1]	NJ [2]
Operating Income (Adjusted) [3]	$64	$63	$23	$18	$15	$55
Rate Base (Adjusted)	$911	$1,054	$414	$310	$231	$788
Earned Return on Rate Base	7.06%	6.01%	5.48%	5.92%	6.38%	6.97%
Authorized Return on Rate Base	7.99%	7.96%	7.17%	7.68%	7.73%	8.14%
Most Recent Authorized Return on Equity	10.00%	10.00%	10.00%	10.00%	10.25%	9.75%
Most Recent Test Period	Sep-06	Dec-08	Mar-05	Dec-08	Mar-06	Dec-02
Next Anticipated Filing	Q1-10	(Note 4)	Sept-09	(Note 4)	Q2-10	Aug-09
Earned ROE (Adjusted) [3]	8.16%	5.28%	5.07%	5.92%	6.89%	6.70%
Revenue Requirement to Achieve Authorized ROE	$17.1	(Note 4)	$17.2	(Note 4)	$6.5	$18.7
- Total Residential Bill % Change	< 1%	(Note 4)	< 1%	(Note 4)	< 1%	1%
Revenue Requirement - Equating to 25 Basis Point Change in ROE	$1.8	$2.0	$0.9	$0.7	$0.5	$1.6

(1) As filed with Quarterly Earned Return Reports for the twelve months ended 3-31-09, which are developed in accordance with PSC instructions and, therefore, do not reflect all costs the companies believe are appropriate to include in their rate case filings.

(2) Estimate as of 9-30-08; does not reflect all costs that ACE believes are appropriate to include in its rate case filing.

(3) Adjusted for estimated 2009 pension expense and other known cost increases.

(4) For DPL MD and Pepco DC, refer to slide titled "Distribution Rate Cases – Summary" for detail of rate case filings.

(5) As filed in the pending distribution rate cases using the twelve months ended 12-31-08 test period.

Note: See Safe Harbor Statement at the beginning of today's presentation.

An Eastern PJM, mid-merit focused generator

Conectiv Energy Generating Facilities



Delta

Vineland

○ **Existing sites**

★ **Construction projects (549 MW)**

2009 Capacity (4,348 MW)
(Owned and contracted)



Peaking Units, 24%

Coal, 9%

Oil-NG fired steam, 12%

Gas Combined Cycle, 55%

Note: Excludes units under development

Financials (as of 6/30/09)

Property, Plant & Equipment	$1,235 M
Construction Work in Process	$ 331 M

Employees   424

2009 Natural Gas prices and generation spreads are half of 2008 levels



Prompt Month Forward Natural Gas Price (Henry Hub)

2008

2009

Source: NYMEX/ICE



Forward July 2009 Generation Spreads

Dark Spread

NG Spark Spread

Note :
Dark spread = PJM Western Hub – Edge Moor coal @ 10,000 heat rate
NG spark spread = PJM Western Hub – Henry Hub natural gas @ 8,000 heat rate

Low spreads have resulted in generation fleet unit margins that are 61% less than in 2008

PJM power prices have trended lower with recent periods of reduced volatility

Daily Average PJM Eastern Hub LMP

PJM East Hub On-Peak Daily RT LMP Volatility





Lower volatility hurts ability to extract value from portfolio that is inherently long in optionality

Mild weather and recessionary conditions have resulted in significantly lower demand

June Heat Index - Philadelphia



PJM MAAC Average Load



Lower demand has resulted in fleet generation volumes that are 30% less than in 2008

2009 Financial Results – Gross Margin

Dollars in Millions

	2nd QTR	June YTD
2008 Gross Margin	**$ 93**	**$ 223**
Capacity margins	12	18
Energy marketing	5	4
Physical generation margin	(54)	(79)
• Lower run time (↓44% Qtr, ↓30% YTD)		
• Lower spark spreads and dark spreads (↓70% Qtr, ↓61% YTD)		
Performance of economic fuel hedges	(15)	(36)
• Favorable hedge performance in 2008 due to rising prices		
• Unfavorable hedge performance in 2009 due to falling prices		
Operating flexibility, fuel switching, and remarketing of fuels and firm natural gas transportation and storage	(8)	(31)
Contracted Load Service - Volumes lower than expected	(2)	(11)
2009 Gross Margin	**$ 31**	**$ 88**

Conectiv Energy updated Gross Margin forecast

conectiv energy
A New Generation of Energy



Total Gross Margin Forecast Range
Millions
$500
$450
$400
$350
$300
$250
$200
$150
$308
$259
$206
$265
$255
$215
$335
$319
$285
$435
$407
$380
$300
$270
$450
$340
$500
$380
2005
2006
2007
2008
2009 E
2010 E
2011 E
Forecast Range
Actual

Note: See Safe Harbor Statement at the beginning of today's presentation.

Forward energy markets are strong

Forward NYMEX Natural Gas Prices



Forward NYMEX Crude Oil Prices



Source: NYMEX 8/5/09

Conectiv assets continue to receive favorable capacity revenues



Reliability Pricing Model Auction Results ($/MW-Day)

PJM Zones	2007/08	2008/09	2009/10	2010/11	2011/12	2012/13
Eastern MAAC	$198	$149	$191	$174	$110	$140
MAAC + APS			$191			
MAAC						$133
DPL South	$198	$149	$191	$186	$110	$222
Balance of Pool	$41	$112	$102	$174	$110	$16

☐ Prices received by Conectiv Energy assets

MW Capacity 2012/13



Conectiv Energy's generating units are located in the Eastern MAAC, MAAC, and DPL South zones.

Renewable/climate legislation favors gas fueled and mid-merit/peaking units in the PJM region

conectiv energy
A New Generation of Energy

- Intermittent renewable (wind and solar) generation necessitates fossil mid-merit and peaking backup capacity
- Weather variability (wind/cloud cover) amplifies regional supply volatility
- RGGI and any federal climate legislation advantages efficient gas-fired generation over coal

Generation Capacity by Type



Coal fired baseload
Peaking
Renewable
Oil-NG fired steam
Combined Cycle

Expected 2011 fleet will have 90% mid-merit and peaking capacity

Generation Fleet Output by Fuel Source



Renewable sources
Coal
Oil
Landfill gas
Natural gas

Natural Gas can fuel 70% of the 2011 fleet output

Note: See Safe Harbor Statement at the beginning of today's presentation.

PES Overview



- PES provides retail energy services to large commercial, industrial, and government customers

- Energy Services

  – Energy efficiency and renewable energy

  – Heating and cooling facilities, including combined heat and power

- Energy Supply

  – Retail Electric and Natural Gas Supply

    • PHI is conducting a strategic analysis of this business

  – Power Generation

    • Slated for retirement in 2012

PES earnings contributed 19¢/share in 2008



Energy Services 8¢

Energy Supply 11¢

PES is shifting its strategic focus from Energy Supply to Energy Services

PES retail electric and natural gas business



- PES continues to include a cost of capital component for all retail supply proposals to reflect credit market conditions

- For all successful proposals, PES has been using collateral-free hedges

  – However, PES's retention rate has been less than 10%

- PES expects to realize gross margins over the long term:

  – $3.00/MWh range for electric

  – $0.30/Dth range for natural gas

Key Metrics	2007	2008
Load Served - MW	4,294	4,388
MWh Delivered	19.0	20.1
Electric Retention Rate	70%	56%
BCF Delivered	30.0	36.1
Gross Margins		
$/MWh	$3.27	$3.71
$/Dth	$0.11	$0.37



Estimated as of 6/30/2009

Note: See Safe Harbor Statement at the beginning of today's presentation.

PES is focused on growing its energy efficiency business



- PES's energy efficiency business fits well with PHI's strategic focus
  - Does not require capital expenditures or contingent capital
- PES has a successful track record of implementing energy efficiency projects
  - Approximately $750 million of energy efficiency projects installed since 1995
  - With over 200 employees, PES has developed this as core competency
- The recently enacted federal stimulus bill may provide PES with increased opportunities
- PES has been selected as an eligible contractor to perform energy efficiency work for the US DOE
  - 5-year term with options to extend
  - Allows PES to compete for projects at all federally owned facilities
  - Includes renewable energy projects

Second Quarter 2009
Financial Performance - Drivers



Second Quarter 2008 Earnings Per Share *	**$0.53**

Power Delivery

Income tax adjustments – primarily FIN 48	(0.05)
ACE Basic Generation Service – primarily unbilled revenue	(0.05)
Operation and Maintenance Expense – primarily higher pension	(0.04)
Capital Costs	(0.03)
Distribution revenue – primarily customer usage	(0.03)
Distribution revenue – weather	(0.02)
Dilution	(0.01)
Conectiv Energy	(0.16)
Pepco Energy Services	(0.03)
Other Non-Regulated, Corporate and Other	-
Second Quarter 2009 Earnings Per Share	**$0.11**

* Excludes special items. See appendix for reconciliation to GAAP.

Liquidity Position



Dollars in Millions

At June 30, 2009

	PHI Consolidated	Parent	Utilities
Credit Facilities (Total Capacity)	$1,950	$1,325	$625
Less:			
Borrowings under Credit Facilities	(200)	(150)	(50)
Letters of Credit	(190)	(185)	(5)
Commercial Paper Outstanding	(191)	(75)	(116)
Remaining Credit Facilities Available	1,369	915	454
Plus: Cash Balance	95	–	95
Total Credit Facilities and Cash Available	**$1,464**	**$915**	**$549**

PHI maintains sufficient liquidity to execute the business plan

Note: See Safe Harbor Statement at the beginning of today's presentation.

Financing Needs

- No long-term debt or equity planned for 2009, other than refinancing or prefunding existing debt and stock issued under the Dividend Reinvestment Plan

- Current 2010 business plan calls for external financing

    - Currently reviewing alternatives to mitigate long-term financing needs

    - Expect to communicate 2010 financing plan in November

    - We will continue to assess our options – financing will be dependent upon market conditions

Note: See Safe Harbor Statement at the beginning of today's presentation.

Construction Expenditures – Projection



Note: See Safe Harbor Statement at the beginning of today's presentation.

Power Delivery – A Driver of Growth



Projected Rate Base *

11% CAGR (2008-2013)

Millions

2008: $4,678 — $1,064 / $231 / $3,383
2009: $5,033 — $1,186 / $233 / $3,614
2010: $5,566 — $1,469 / $243 / $3,854
2011: $6,192 — $1,874 / $250 / $4,068
2012: $7,176 — $2,462 / $259 / $4,455
2013: $7,712 — $2,741 / $263 / $4,708

■ **Electric Distribution** ■ **Gas Distribution** ■ **Transmission**

| Total Rate Base Growth - 65% | Electric Distribution Rate Base Growth - 39% | Transmission Rate Base Growth - 158% |

* Actual 2008 year end rate base, projected 2009 – 2013 year end rate bases.

Note: See Safe Harbor Statement at the beginning of today's presentation.

POM Investment Case

- Earnings base derived primarily from regulated utility business

- Long-term earnings growth

- Commitment to dividend

- Investment grade credit quality

- Improved liquidity position

- Focus on lowering business risk

Note: See Safe Harbor Statement at the beginning of today's presentation.

Appendix

Year-to-Date 2009 Financial Performance - Drivers



Year-to-Date June 2008 Earnings Per Share *	$1.03

Power Delivery

Income tax adjustments – primarily FIN 48	(0.07)
Operation and Maintenance Expense – primarily higher pension	(0.06)
Capital Costs	(0.06)
Distribution revenue – primarily customer usage	(0.04)
ACE Basic Generation Service – primarily unbilled revenue	(0.04)
Dilution	(0.03)
Other	(0.02)

Conectiv Energy	(0.39)

Pepco Energy Services	(0.04)

Other Non-Regulated, Corporate and Other	-

Year-to-Date June 2009 Earnings Per Share*	$0.28

* Excludes special items. See appendix for reconciliation to GAAP.

Year-to-Date 2009 Financial Performance



GAAP Earnings Per Share				**Excluding Special Items** [1]	
Year-to-Date June				**Year-to-Date June**	
2009	**2008**			**2009**	**2008**
$0.33	$0.61	Power Delivery		$0.29 [2]	$0.61
($0.05)	$0.34	Conectiv Energy		($0.05)	$0.34
$0.08	$0.12	Pepco Energy Services		$0.08	$0.12
$0.06	($0.37)	Other Non-Regulated		$0.06	$0.09 [3]
($0.10)	($0.13)	Corporate & Other		($0.10)	($0.13)
$0.32	**$0.57**	**Total PHI**		**$0.28**	**$1.03**

(1) Management believes the special items are not representative of the Company's ongoing business operations.
(2) Excludes the gain from the Mirant bankruptcy settlement ($0.04).
(3) Excludes the adjustment to the equity value of the cross-border energy leases ($0.43) and the interest accrued under FIN48 on the income tax obligations from the adjustment ($0.03).

Second Quarter 2009 Financial Performance



	GAAP Earnings Per Share Quarter Ended June 30, 2009	GAAP Earnings Per Share Quarter Ended June 30, 2008	Excluding Special Items (1) Quarter Ended June 30, 2009	Excluding Special Items (1) Quarter Ended June 30, 2008
Power Delivery	$0.14	$0.37	$0.14	$0.37
Conectiv Energy	($0.06)	$0.10	($0.06)	$0.10
Pepco Energy Services	$0.05	$0.08	$0.05	$0.08
Other Non-Regulated	$0.04	($0.41)	$0.04	$0.05 (2)
Corporate & Other	($0.06)	($0.07)	($0.06)	($0.07)
Total PHI	$0.11	$0.07	$0.11	$0.53

(1) Management believes the special items are not representative of the Company's ongoing business operations.
(2) Excludes the adjustment to the equity value of the cross-border energy leases ($0.43) and the interest accrued under FIN48 on the income tax obligations from the adjustment ($0.03).

Transmission Summary

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	Total
Period End Rate Base [1]				
Base Amount - 11.3%	$345	$306	$338	$989
Incentive Amount - 12.8%	24	5	45	74
Total	$369	$311	$383	$1,063
Current Authorized Return on Equity [2]	11.3 - 12.8%	11.3 - 12.8%	11.3 - 12.8%	

(1) Rate base at 12/31/08 based on FERC-approved formula.

(2) Projects with a FERC-approved incentive ROE adder earn 12.8%. Authorized return on equity is 11.3% for all other transmission.

Note: See Safe Harbor Statement at the beginning of today's presentation.

Delta Project – On time (2Q-11 COD); on budget



- 545 MW dual fuel combined cycle plant located in Peach Bottom Township, PA

- Project Cost: $470 million ($862/kW-installed)

- 6-year tolling agreement (6/1/2011 – 5/31/2017) with Constellation Energy provides a stable and predictable earnings profile

- Projected net income of $24-28 million/year

- Project Status
  - All major permits acquired
  - Site grading/ foundations and underground work in progress
  - Major equipment ordered/delivery confirmed to meet commercial operation date
  - Commercial operation date – June 2011

- Permits and infrastructure allow for expansion (additional 545 MW block)

Note: See Safe Harbor Statement at the beginning of today's presentation.



Cumberland Project – On time (commercial – 6/1/09) and better than budget



- 100 MW dual fuel combustion turbine - flexible and efficient GE LMS 100 technology

- Project Cost: $75 million budget
  - $72 million actual ($720/kW-installed)

- Projected net income of $4-7 million/year
  - Capacity value contributes 50% of project value
  - Included in PJM capacity auctions starting in 2009/10

- Project Status
  - Commercial operation date – June 1, 2009 (on schedule)

- Existing CT site (Cumberland, NJ)
  - Land available for further expansion (additional 100 MW)
  - Additional natural gas and oil storage capacity
  - Minimal transmission system upgrades (PJM Queue P06)
  - Other infrastructure and resources on site

Note: See Safe Harbor Statement at the beginning of today's presentation.